Exhibit 99.3

MDxHealth SA

CAP Business Center
Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium

Special Report
regarding the Proposed Share Consolidation and
De-Listing of Shares from
the Regulated Market of Euronext Brussels

This special report (the “Special Report”) has been prepared by the board of directors of MDxHealth SA, a limited liability company organized under the laws of Belgium, registered with the Belgian legal entities register (Liège, division Liège) under enterprise number 0479.292.440, with LEI number 549300J3MG9F9B5FY646, and with its registered office located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium (the “Company” and, together with its consolidated subsidiaries from time to time, “MDxHealth”). It relates to the proposed consolidation of the Company’s ordinary shares (the “Shares”) by means of a 1-for-10 reverse stock split (the “Share Consolidation”), followed by a de-listing (the “De-Listing”) of the Company’s Shares from listing and trading on the regulated market of Euronext Brussels (“Euronext Brussels”).

The proposed Share Consolidation and De-Listing will be submitted for approval to an extraordinary general shareholders’ meeting of the Company (the “EGM”) to be held on 3 November 2023. If the attendance quorum for the items on the agenda of the EGM were not to be reached, a second EGM will be held for these items on 23 November 2023, unless, as the case may be, decided otherwise on behalf of the Company’s board of directors. Provided that the proposed Share Consolidation and De-Listing will be approved by the EGM, the Company’s board of directors will further implement the Share Consolidation and De-Listing.

The Company’s Shares are currently admitted to listing and trading on Euronext Brussels under the symbol “MDXH”. The Shares are all ordinary shares, are fully paid, and rank pari passu in all respects with all other existing and outstanding shares of the Company. The international securities identification number (ISIN) of the Shares is BE0003844611. The Company currently also has outstanding American Depositary Shares (“ADSs”) listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MDXH”. The ADSs represent outstanding Shares of the Company on a 1-for-10 basis, whereby each ADS represents 10 outstanding Shares. The international securities identification number (ISIN) of the ADSs is US58286E1029 and their CUSIP number is 58286E102.

If the Share Consolidation has been approved and has become effective, each ADS will thereafter represent one Share on a 1-for-1 basis. The Company’s board of directors also intends to terminate the ADS programme, and to request the admission of the underlying Shares directly on Nasdaq. As a result, following such admission, the Company’s shareholders that will have Shares at that time admitted to trading on Euronext Brussels will be able to trade their Shares on Nasdaq, subject to certain formalities in order to reposition the Shares from the trading system used for trading the Shares on Euronext Brussels into the trading system used for trading the Shares on Nasdaq (the “Market Repositioning”).

Provided that the De-Listing will be approved by the EGM, the Share Consolidation has become effective and the Company’s shares have been admitted to trading on Nasdaq, the Company intends to request the De-Listing to become effective, subject to a transition period of at least three weeks after the Share Consolidation has become effective (the “Transition Period”). During the Transition Period, the Shares will remain tradable on Euronext Brussels. However, after the expiry of the Transition Period, the Shares will no longer be tradeable on Euronext Brussels. A Market Repositioning of the Shares will remain possible during and after the Transition Period.

Date: 2 October 2023

Table of Contents

General Information and Notices	1

About this Special Report	1
Availability of this Special Report	1
Further Information regarding the EGM	2
Notices to Investors	2
Cautionary Statement regarding Forward-Looking Statements	2

Proposed Share Consolidation and De-Listing	3

Proposals in relation to the Share Consolidation and De-Listing	3
Certain other Approvals	3
Reasons for the Proposed Share Consolidation	3
Reasons for the Proposed De-Listing	3
Reasons for the termination of the ADS programme	6
Powers to further implement the Share Consolidation and De-Listing	6
Indicative timetable for the Share Consolidation and De-Listing	7
Practical implementation of the Market Repositioning	7

Consequences of the Proposed Share Consolidation	9

Effect of the Share Consolidation for Holders of Shares	9
Consolidation and Sale of Fractions of new Shares resulting from the Share Consolidation	9
Effect of the Share Consolidation for Holders of Subscription Rights	9

Consequences of the Proposed De-Listing	10

Change in Legal Framework	10
Management and Corporate Governance of the Company	10
Remuneration of Directors and Executives	12
Rights of Shareholders	14
Reporting by the Company	15
Reporting by Shareholders	16
Changes when the Company no longer is a Foreign Private Issuer	17

Description of Nasdaq	20

Taxation	21

General	21
Belgian taxation of dividends on Shares	22
Belgian taxation of capital gains and losses on Shares	27
Belgian tax on stock exchange transactions	28
Belgian annual tax on securities accounts	29
Common Reporting Standard	30
The proposed Financial Transaction Tax (FTT)	31

Agenda and Proposals Submitted to the EGM	33

Glossary of Selected Terms	38

i

General Information and Notices

About this Special Report

This Special Report has been prepared by the board of directors of the Company, as far as needed and applicable in accordance with the Belgian Act of 21 November 2017 relating to the infrastructures for markets for financial instruments and regarding the transposition of Directive 2014/65/EU (the “Belgian Markets for Financial Instruments Act”), for the purposes of the proposed Share Consolidation and De-Listing that will be submitted for approval to an EGM of the Company. The Company is responsible for the information contained in this Special Report.

The information contained in this Special Report is accurate only as of the date on the front cover of this Special Report, and the information incorporated by reference into this Special Report is accurate only as of the date of the document incorporated by reference, in each case, unless expressly stated otherwise and regardless of the time of delivery of this Special Report. The Company’s business, financial condition, results of operations and prospects may have changed since such dates.

Holders of shares and other securities of the Company should rely only on the information contained in or incorporated by reference into this Special Report. The Company has not authorized anyone to provide it with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

The distribution or possession of this Special Report in or from certain jurisdictions may be restricted by law. This Special Report is not an offer to sell Shares, ADSs or other securities, and is not soliciting an offer to buy Shares, ADSs or such securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale.

Language versions

This Special Report has been prepared in English and translated into French. The Company is responsible for the consistency between the English and French language versions of the Special Report. Investors can rely on the French language version of this Special Report in their contractual relationship with the Company. In any event, in the case of discrepancies between the different language versions of this Special Report, the English language version will prevail.

Availability of this Special Report

This Special Report is available in Belgium at no cost at the Company’s registered office, located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Subject to country restrictions, the Special Report is also available on the Company’s website (under the section “Special Reports”) free of charge (see mdxhealth.com/investors).

The posting of the Special Report or any summary thereof on the internet does not constitute an offer to sell or a solicitation of an offer to buy any Shares, ADSs or other securities to or from any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. The electronic version may not be copied, made available or printed for distribution. Although certain references are made to the Company’s website, information on the Company’s website (www.mdxhealth.com) (other than the Special Report or any documents incorporated by reference herein) or any other website does not form part of the Special Report. This Special Report nor any of the documents incorporated by reference herein, nor any information on the Company’s website has been scrutinized or approved by a competent authority.

Further Information regarding the EGM

For further information on date, hour and venue of the EGM, the manner in which the holders of securities issued by the Company can participate to the EGM, reference can be made to the notice convening the EGM, which is available on the Company’s website (under the section “Shareholder Information”) free of charge (see mdxhealth.com/investors). The agenda and proposed resolutions that are submitted to the EGM are also set out in the section “—Agenda and Proposals Submitted to the EGM”.

Notices to Investors

This Special Report is intended to provide information to holders of Shares in the context of and for the sole purpose of evaluating the Share Consolidation and De-Listing. It contains selected and summarized information (including information incorporated by reference). It does not express any commitment or acknowledgement or waiver, and does not create any right, express or implied, towards anyone other than a holder of Shares or ADSs. Holders of Shares or ADSs must assess, with their own advisors if necessary, whether the Company’s Shares or ADSs are a suitable investment for them, considering their personal income and financial situation. In case of any doubt about the risks involved in investing in the Shares or ADSs, investors should abstain from investing in the Shares or ADSs.

In making a decision to approve the Share Consolidation, De-Listing or making an investment in Shares or ADSs, shareholders and investors must rely on their own assessment, examination, analysis and enquiry of MDxHealth, the terms of the Share Consolidation and De-Listing, and the contents of this Special Report, including the merits and risks involved. Any acquisition or disposal of Shares or ADSs should be based on the assessments that an investor may deem necessary and including possible tax consequences that may apply, before deciding whether or not to acquire or dispose of the Shares or ADSs. In addition to their own assessment of MDxHealth and the terms of the Share Consolidation and De-Listing, investors should rely only on the information contained in this Special Report, including the considerations described herein.

The summaries and descriptions of legal provisions, accounting principles or comparisons of such principles, legal company forms or contractual relationships reported in the Special Report may under no circumstances be interpreted as a basis for credit or other evaluation, or as investment, legal or tax advice for investors. Investors are urged to consult their own financial adviser, accountant or other advisers concerning the legal, tax, economic, financial and other aspects associated with the trading or investment in the Shares or the ADSs.

The Company, or any of its respective representatives, is not making any representation to any holder of Shares or ADSs regarding the legality of an investment in the Shares or ADSs by such person under the laws applicable to such purchaser. Each investor should consult with its own advisers as to the legal, tax, business, financial and related aspects of an acquisition or disposal of the Shares or ADSs.

Cautionary Statement regarding Forward-Looking Statements

This Special Report contains forward-looking statements. All statements other than statements of historical facts contained in this Special Report, including statements (as the case may be) regarding the decisions by the EGM, and the Company’s strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. Forward-looking statements give the Company’s current expectations or forecasts of future events. Many (but not all) of these statements can be found by looking for words such as “approximates”, “believes”, “hopes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, “plans”, “would”, “should”, “could”, “may” or other similar expressions in this Special Report. The sections in the Company’s periodic reports, including its Annual Report for the fiscal year ended 31 December 2022, titled “Principal Risks & Uncertainties” and “Business Review”, as well as other sections in this Special Report, discuss some of the factors that could contribute to these differences. Forward-looking statements contained in this Special Report include, but are not limited to, statements regarding the Company’s future plans and strategies, statements regarding the trading and liquidity of the Company’s Shares and ADSs, statements regarding the Company’s ability to attract future funding, statements regarding the benefits of the Share Consolidation, De-Listing and Market Repositioning, and statements regarding the Company’s strategies, positioning, resources, capabilities and expectations for future events or performance. These statements reflect the Company’s views with respect to future events as of the date of this Special Report and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, the reader is advised not to place any undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this Special Report and, except as required by law, the Company undertakes no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Special Report. The Company anticipates that subsequent events and developments will cause its views to change. This Information, together with the documentation incorporated by reference, should be read in its entirety and with the understanding that the Company’s actual future results may be materially different from what the Company expects. All of the forward-looking statements are qualified by these cautionary statements.

Proposed Share Consolidation and De-Listing

Proposals in relation to the Share Consolidation and De-Listing

On 2 October 2023, the Company’s board of directors announced to convene an EGM to approve the proposed Share Consolidation and De-Listing of the Company’s Shares from listing and trading on Euronext Brussels. The proposals regarding the De-Listing also contain a number of technical amendments to the Company’s articles of association that allow for the De-Listing. The agenda and proposed resolutions that are submitted to the EGM are also set out in the section “—Agenda and Proposals Submitted to the EGM”.

According to the Belgian Companies and Associations Code, an attendance quorum of at least 50% of the outstanding Shares must be present or represented at the EGM in order to consider and vote on the proposed Share Consolidation and De-Listing. If this attendance quorum is not reached at the first EGM (which is to be held on 3 November 2023), a second EGM will be convened for these agenda items (which is to be held on 23 November 2023), unless, as the case may be, decided otherwise on behalf of the board of directors, and the attendance quorum requirement will not apply to such second EGM.

In accordance with applicable law, the proposed resolutions shall be passed if they are approved by a 75% majority of the votes validly cast by the shareholders at the EGM. Subject to applicable legal provisions, each Share shall have one vote at the EGM. Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights will have the right to participate to the EGM, but only with an advisory vote.

Certain other Approvals

Subject to approval of the De-Listing by the EGM, the De-Listing has been approved by Euronext Brussels. In addition, subject to approval of the De-Listing by the EGM, pursuant to the Belgian Markets for Financial Instruments Act, the Belgian Financial Services and Markets Authority (“FSMA”) did not object to the De-Listing.

Subject to approval of the Share Consolidation and De-Listing by the EGM and no objection to the De-Listing by the FSMA and in advance of the termination the ADS programme, the Company will submit a company event notification to Nasdaq to effect (i) the termination of the listing of the ADSs on Nasdaq in connection with the delivery of the Shares to the ADS holders as a result of the termination of the ADS programme and (ii) the listing of such Shares directly on the Nasdaq exchange.

Reasons for the Proposed Share Consolidation

The Company’s ADSs, which are trading on Nasdaq, currently represent outstanding Shares of the Company on a 1-for-10 basis, whereby each ADS represents 10 outstanding Shares. As a result of the Share Consolidation, the ADS will represent Shares of the Company on a 1-for-1 basis. This would simplify an exchange of the ADSs for Shares upon termination of the ADS programme and a Market Repositioning of the Shares to Nasdaq.

Reasons for the Proposed De-Listing

The De-Listing has been proposed by the Company’s board of directors on the basis of the following considerations:

●	A listing on Nasdaq is in line with the Company’s focus on the U.S. – The Company is domiciled and listed as a public company in Belgium, and its Shares have been admitted to listing and trading on Euronext Brussels since June 2006. The Company’s primary commercial focus, however, is in the United States, where over 95% of its tests are performed and revenues are generated. The Company’s leadership change in 2019 and coincident organizational and operational discipline implemented throughout the MDxHealth group of companies has further focused the Company’s commitment to U.S.-sourced growth, with its entire executive management team and over 95% of staff based in or reporting to the Company’s U.S. headquarters in Irvine, California or one of the Company’s laboratories in Irvine, California or Plano, Texas. In view hereof, and with a view to align its investor base also with its geographical core market, the Company carried out an initial public offering (IPO) in the U.S. in 2021, and its ADSs have been trading on Nasdaq since November 2021.

●	Trading on one single market may simplify trading for investors, and could lead to greater liquidity and more efficient pricing and trading activity – As further detailed below, the trading on Nasdaq and Euronext Brussels has so far not led to increased liquidity or trading. By bringing all trading to one market, namely Nasdaq, the board of directors believes that this could simplify the trading process for investors and increase liquidity, potentially narrow the trading spreads and improve the overall efficiency of price discovery between buyers and sellers, all of which could further improve the attractiveness of the Company’s Shares, and hence lead to an improved trading activity for the Company’s Shares. Since its February 2023 public offering of ADSs in the U.S., average daily liquidity of the Company’s ADSs on Nasdaq has exceeded by over 3-times the average daily liquidity of Shares on Euronext Brussels. No guarantees, however, can be given that the De-Listing will effectively lead to such improved liquidity and better pricing.

●	Nasdaq has become a more important source for equity fund raising than Euronext Brussels – Since the U.S. IPO in 2021, the focus on the U.S. as a source for equity funding has only increased in importance. Notably, in August 2022, the Company acquired the GPS (formerly Oncotype DX GPS) prostate cancer business from Genomic Health, Inc., a subsidiary of Exact Sciences Corporation. This transaction was partly paid in ADSs of the Company, and subject to certain conditions, outstanding earn-out payments can also be settled in ADSs. Furthermore, in February 2023, the Company carried out a new public offering of ADS in the U.S., with listing on Nasdaq. As a result, the Company’s listing on Nasdaq has become a more important source for equity fund raising than the Company’s listing on Euronext Brussels.

●	The legal regime in terms of investor protection will remain similar – While the Company is still considered a “foreign private issuer” under U.S. securities laws for the time being, the legal regime that would apply in terms of transparency and investor protection if it is only listed on Nasdaq would remain similar to the regime that applies if it remained listed on Euronext Brussels only. This particularly applies to the rules regarding the publication of annual and interim financial information, the disclosure of material non-public information, and the disclosure of trading by significant shareholders. In addition, in accordance with the listing requirements of Nasdaq, the Company’s foreign private issuer status entitles it to rely on home country governance requirements and certain exemptions thereunder rather than complying with the corporate governance requirements of Nasdaq. For further information, see also the section “—Reporting by the Company” under “—Consequences of the Proposed De-Listing”.

●	The dual listing on Euronext Brussels and Nasdaq has not led to increased liquidity or trading – The trading on Nasdaq and Euronext Brussels takes place in different currencies (U.S. dollars on Nasdaq and EUR on Euronext Brussels), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Belgium). The Company believes that, at times, this has negatively affected the trading prices of the Shares and ADSs on these two markets. The Company believes that this may have reduced the interest of potential investors to invest in the Company’s Shares or ADSs. The trading on both markets also seems to have reduced the liquidity of the Shares and ADSs.

●	The Company incurs substantial compliance costs due to the listing on Euronext Brussels and Nasdaq – As a result of the listing on both Euronext Brussels and Nasdaq, the Company not only needs to comply with the Belgian legal framework for listed companies, but also with the U.S. rules for listings in the United States. This entails significant legal, accounting, and other expenses. For example, an offering of new Shares in the U.S. (directly or in the form of ADSs) not only requires the Company to comply with U.S. securities laws but also requires the Company to apply for the admission of the new Shares on Euronext Brussels, which entails the preparation of a listing prospectus in accordance with Belgian and European law (unless an exemption is available). Compliance with both legal frameworks entails significant (legal and financial) compliance costs. Furthermore, the Company is required to prepare annual and interim financial statements not only in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and Belgian accounting rules, but also in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and certain U.S. accounting rules, with separate reports that are filed with the U.S. Securities and Exchange Commission (the “SEC”). If the Company no longer has Shares admitted to listing and trading on Euronext Brussels, a significant portion of these legal and accounting rules would no longer apply, while the impact in terms of disclosure and transparency for investors would be limited. See also below.

●	Compliance with two sets of rules also creates additional uncertainty regarding compliance – Being a U.S. listed company and a Belgian public company requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in additional costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. The applicable rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

●	The Company may lose its “foreign private issuer” status under U.S. securities laws in the future, which would lead to a further substantial compliance cost increase – On the date hereof, the Company is considered a “foreign private issuer” under U.S. securities laws. In its capacity as a foreign private issuer, the Company is exempt from certain rules under U.S. securities law rules that impose certain disclosure obligations and procedural requirements for proxy solicitations, and for reporting and disclosure requirements for members of the board of directors and important shareholders with respect to their purchases and sales of the Company’s securities. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the U.S. securities law rules. In addition, the Company is not subject to all of the rules of Nasdaq in terms of governance and disclosure that would otherwise apply to U.S. companies. The Company may take advantage of these exemptions until such time as it is no longer a foreign private issuer. The Company will remain a foreign private issuer until such time that more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of the board of directors are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. The determination of foreign private issuer status will be made annually on the last business day of the Company’s most recently completed second fiscal quarter. The Company will next make a determination with respect to its foreign private issuer status on 30 June 2024. With the increased focus on the U.S., it is possible that the Company may lose its foreign private issuer status. As result, it would become subject to the same rules as would apply to U.S. listed companies, in addition to the rules to that apply Belgian listed companies, which would lead to a further substantial increase of compliance costs. The loss of foreign private issuer status may also be accelerated by the De-Listing.

●	Shareholders of the Company will be able to trade their Shares on Nasdaq – As a result of the De-Listing, the Shares will no longer be traded on Euronext Brussels after the Transition Period (which is currently expected to be at least three weeks after the completion of the Share Consolidation). Holders of Shares currently traded on Euronext Brussels will have, however, the ability to transfer the trading of their Shares to Nasdaq.

Reasons for the termination of the ADS programme

Subject to the completion of the Share Consolidation, the Company’s board of directors proposes to proceed with the termination of the ADS programme, on the basis of the following considerations:

●	The termination of the ADS programme is necessary to transition to a sole listing of the Shares on Nasdaq – As described throughout the Special Report, the main purpose of the Share Consolidation and De-Listing is to transition to a sole listing of Shares on Nasdaq. In view thereof, a termination of the ADS programme is necessary in order to have only Shares trading on Nasdaq.

●	The annual, transaction-specific and other fees payable by ADS holders will no longer apply – As disclosed in the Company’s securities filings in the U.S., ADS holders incur annual, transaction-specific and other fees under the ADS programme. By terminating the ADS programme, which will result in ADS holders receiving Shares in exchange for their ADSs, these fees will no longer apply.

●	The Company’s cost of compliance with the requirements of the ADS programme will be eliminated – The Company incurs certain costs under the ADS programme (e.g., in connection with soliciting proxies from ADS holders in the context of the Company’s general shareholders’ meetings) which will be eliminated.

Powers to further implement the Share Consolidation and De-Listing

The board of directors will request the powers to further implement the Share Consolidation and De-Listing. Provided that the EGM approves the proposed Share Consolidation and De-Listing (see also section “—Proposals in relation to the Share Consolidation and De-Listing” above), the Company will further inform the holders of Shares of the timing and practical formalities for the Share Consolidation and De-Listing, including regarding the formalities for the Market Repositioning of Shares.

In this context, it should be noted that the Company intends to withdraw the proposal regarding the De-Listing if the Share Consolidation has not been approved by the EGM. However, the Company’s board of directors reserves the right to nevertheless continue with the proposed De-Listing to the extent an alternative mechanism can be found so as to allow for the practical implementation of the De-Listing in an equivalent manner for the Company’s shareholders.

Furthermore, the Company’s board of directors reserves the right to withdraw and not to implement the proposed De-Listing if the ADS programme has not been terminated, unless to the extent an alternative mechanism can be found so as to allow for the practical implementation of the De-Listing in an equivalent manner for the Company’s shareholders.

For further information regarding the Market Repositioning, see also section “—Practical implementation of the Market Repositioning”.

Indicative timetable for the Share Consolidation and De-Listing

Provided that the initial EGM approves the proposed Share Consolidation and De-Listing, the main dates and timelines to implement the Share Consolidation and De-Listing are expected to be as follows:

Action	Date
Announcement of the contemplated De-Listing and convening of the EGM to approve the Share Consolidation and De-Listing	2 October 2023
Approval of the Share Consolidation and De-Listing by the EGM of the Company	3 November 2023
Effective date for the Share Consolidation	Anticipated to be approximatively 9 trading days after the approval of the Share Consolidation and De-Listing by the EGM (or second EGM)
Termination of the ADS programme and start of trading of the Shares on Nasdaq	Anticipated to be approximatively 6 trading day following the effective date of the Share Consolidation
Start of the Transition Period	Anticipated to be upon start of trading of the Shares on Nasdaq
End of the Transition Period and end of trading of the Shares on Euronext Brussels	Anticipated to be approximatively 3 weeks after the start of the Transition Period, but no later than Friday 29 December 2023, at 5:30 p.m. Brussels time

Provided that the initial EGM approves the proposed Share Consolidation and De-Listing, the Company’s board of directors will have the power to further amend the dates, times and periods indicated in the above timetable. If the board of directors decides to amend such dates, times or periods, it will inform the investors by a press release.

If the 50% attendance quorum is not reached at the initial EGM, a second EGM, where no attendance quorum applies, will be convened to approve the proposed Share Consolidation and De-Listing. The convening of such a second EGM will consequently entail the need for the board of directors to amend the timeline detailed above.

Practical implementation of the Market Repositioning

Provided that the EGM approves the proposed Share Consolidation and De-Listing, and provided that ADS programme will have been terminated, the Company will apply for the admission of its Shares to trading on Nasdaq (see also the section “—Certain other Approvals” above). As of the admission of the Shares to trading on Nasdaq, the holders of Shares will be able to request that the Shares be repositioned from the trading system used for trading of the Shares on Euronext Brussels into the trading system used for trading of the Shares on Nasdaq. This Market Repositioning will be subject to certain formalities.

For the purpose of the Market Repositioning, the Company intends to split its share register into two components (based on article 7:33 of the Belgian Companies and Associations Code), consisting of a Belgian component, which will reflect the Company’s Shares that will be admitted to trading on Euronext Brussels until the De-Listing becomes effective, and a U.S. component, which will be maintained in the U.S. and which will be managed by a transfer agent in the U.S. that will be appointed by the Company. Only the Shares that will have been repositioned onto the U.S. component will be capable of being traded on Nasdaq.

The Company will inform the shareholders of the respective formalities for the Market Repositioning through its website, including via, among other things, a “Frequently Asked Questions” (FAQ) which will be uploaded on the Company’s website on the day of the convening of the EGM, and which will be kept up-to-date from time to time.

The Company currently expects that, following the announcement of the final details of the Transition Period and De-Listing, many financial intermediaries or custodians in Europe will use their discretionary rights (under their terms of service to their clients) to automatically (at the initiative of the brokers) proceed with a Market Repositioning of the Shares of their clients in such a manner that these Shares can be traded on Nasdaq. The Company also expects that, after a Market Repositioning at the initiative of the financial intermediaries or custodians, shareholders will be able to continue to hold such Shares on their current securities account, without having to open a new securities account or having to take any further action. The Company also expects that many financial intermediaries or custodians will effect the automatic Market Repositioning either for free or for a nominal administrative fee.

Shareholders should, however, contact their financial intermediary or custodian to enquire whether their Shares will be automatically repositioned or not, whether they will need to open a new securities account, and whether such repositioning will be subject to costs or expenses.

The Company intends to support the possibility for shareholders to carry out a Market Repositioning at least for the foreseeable future. If the Company no longer supports a Market Repositioning, it will announce this subject to a prior notice of at least three months.

Consequences of the Proposed Share Consolidation

The following summarizes some of the material consequences of the Share Consolidation, and assumes that the proposed Share Consolidation has been approved by the EGM.

Effect of the Share Consolidation for Holders of Shares

It is proposed that the Share Consolidation be carried out simultaneously for all outstanding Shares of the Company, so that after the completion of the Share Consolidation each new Share shall represent the same fraction of the Company’s share capital. All new shares after the completion of the Share Consolidation shall have the same rights and benefits, and shall rank pari passu in all respects, including as to entitlements to dividends and other distributions.

Following the Share Consolidation, the Company’s shareholders will still own the same proportion of the capital of the Company as immediately prior to the Share Consolidation, subject to any fractions of Shares (see also below under “—Consolidation and Sale of Fractions of new Shares resulting from the Share Consolidation”).

The Share Consolidation will not affect the form of the outstanding shares (dematerialized or registered) and the outstanding dematerialized and registered Shares will be processed separately. Subject to the practical arrangements that will be announced after the Share Consolidation has been approved, the Share Consolidation will in principle be implemented automatically, without the need for shareholders to take any steps.

Consolidation and Sale of Fractions of new Shares resulting from the Share Consolidation

The Share Consolidation might give rise to the appearance of fractions if prior to the Share Consolidation a shareholder does not hold a number of Shares which corresponds to a multiple of ten (10). In that case, the number of new shares held by that shareholder will be rounded down to the lower whole number. For example, the holder of 12 Shares prior the Share Consolidation will be entitled to 1 new Share and 2/10th of a Share after the Share Consolidation becomes effective.

It is proposed that the Company’s board of directors will have the powers to determine the manner and process to effect the Share Consolidation with respect to holders of existing Shares of the Company who at the time that the Share Consolidation becomes effective do not have a sufficient number of existing Shares in order to receive a whole number of new Shares.

It is currently intended that no fractions of new Shares will be issued as a result of the Share Consolidation, but that any fractions of Shares which might give rise as a result of the Share Consolidation shall be aggregated by one or more of the banks or financial institutions that shall be appointed by the Company for this purpose, and which will be instructed to sell or place the new Shares resulting from the aggregation of fractions, via an exempt private placement, block trade, market sale, bookbuilding (accelerated or not) or otherwise, to or with institutional, qualified or professional investors or individuals in and outside of Belgium. The proceeds of such sale or placement will be distributed on a pro rata basis to the holders of existing Shares that do not have a sufficient number of existing shares to be converted into whole new shares, provided that the proceeds shall not be less than one euro cent (EUR 0.01) per old Share. The relevant transaction costs and expenses (including commissions, fees and expenses of agents and advisors) and applicable taxes, all as applicable, will be borne by the Company.

Effect of the Share Consolidation for Holders of Subscription Rights

It is proposed that the Share Consolidation will be implemented for the outstanding subscription rights of the Company in the manner as contemplated in the respective terms and conditions of these subscription rights. This will in principle entail that, as a result of the Share Consolidation, a holder of subscription rights will have to exercise subscription rights with respect to at least 10 Shares prior the Share Consolidation in order to subscribe for one Share after the Share Consolidation. It is proposed that the holders of subscription rights will be informed of the consequences of the Share Consolidation after the Share Consolidation has become effective.

Consequences of the Proposed De-Listing

The following summarizes some of the material consequences of the De-Listing for the governance of the Company, the rights of holders of Shares, and legal framework that applies to reporting and disclosures by the Company. It assumes that the proposed De-Listing has been approved by the EGM. It is based on certain provisions of the Company’s articles of association, the Belgian Companies and Associations Code, as well as certain provision of the legal rules and provisions that apply to Belgian and U.S. listed companies.

Because this description is a summary, it does not purport to provide a complete overview of the Company’s articles of association or the relevant provisions of Belgian and U.S. law. The description may therefore not contain all information important to holders of Shares or ADSs. Neither should it be considered as legal advice regarding these matters.

Change in Legal Framework

Euronext Brussels is a “regulated market” within the meaning of the Markets in Financial Instruments Directive (Directive 2014/64/EU) (MiFID II) and the Markets in Financial Instruments Regulation (Regulation (EU) 600/2014) (MiFIR), which came into effect on 3 January 2018. While Nasdaq is a reputed and well-known trading venue for securities, it does not qualify as a regulated market in Belgium or elsewhere in the European Economic Area (the “EEA”). Consequently, as a result of the De-Listing, the Company will no longer qualify as a listed company pursuant to article 1:11 of the Belgian Companies and Associations Code, nor as a public-interest entity (“PIE”) pursuant to article 1:12 of the Belgian Companies and Associations Code as from the De-Listing Date.

When the Company no longer qualifies as a listed company or PIE under Belgian law, many of the rules that otherwise apply to Belgian listed companies will no longer apply to the Company. This is particularly the case for several provisions of the Belgian Companies and Associations Code that only apply to listed companies and PIEs. This is also the case for several other rules and regulations, such as the rules set out in the Belgian Royal Decree of 14 November 2007 regarding the obligations of issuers of financial instruments admitted to trading on a regulated market (the “Belgian Transparency Decree”), the Belgian Act of 2 May 2007 regarding the disclosure of important participations in issuers with shares admitted to trading on a regulated market and regarding miscellaneous provisions (the “Belgian Act of 2 May 2007”), the Belgian Royal Decree of 14 February 2008 regarding the disclosure of important participations, and Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC (the “Market Abuse Regulation”). Furthermore, the Company will no longer be subject to the 2020 Belgian Code on Corporate Governance Code (the “Belgian Corporate Governance Code”).

Notwithstanding the foregoing, as long as the ADSs and Shares are admitted to trading on Nasdaq, the Company will remain subject to the reporting and disclosure requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), the U.S. Sarbanes-Oxley Act, the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations, as described below.

Management and Corporate Governance of the Company

The Company currently relies on a provision in the listing rules of the Nasdaq Stock Market that allows it to follow Belgian corporate law and practices with respect to certain aspects of corporate governance. This allows the Company to apply certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq. In particular, the listing rules of the Nasdaq Stock Market require a majority of the directors of a listed U.S. company to be independent (Nasdaq Rule 5605), whereas in Belgium, only three directors need to be independent. The listing rules of the Nasdaq Stock Market (Nasdaq Rule 5605) further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors (although a foreign private issuer is also required to have an audit committee solely composed of independent directors, as noted below). However, the Belgian Corporate Governance Code recommends only that a majority of the directors on the nomination committee meet the technical requirements for independence under Belgian corporate law.

For a summary of the Company’s current management and corporate governance, see also the corporate governance statement included in the report of the Company’s board of directors that has been included in the Company’s annual report for the financial year ended 31 December 2022. A copy of the annual report is available on the Company’s website (under the section “Financial Reports”) free of charge (see 2022-Annual-Report-ENG.pdf (mdxhealth.com)).

As a result of the De-Listing, the Company will no longer be subject to some of the rules and requirements of Belgian law that apply to the management and corporate governance of listed companies. Consequently, unless the Company decides to comply with the listing rules of the Nasdaq Stock Market, it will be subject to a less strict regime for its corporate governance.

Some of the main material changes as a result of the De-Listing can be summarized for information purposes as follows:

●	No requirement to appoint independent directors – The Company will no longer be required to appoint independent directors. Belgian law generally requires listed companies to have at least three independent directors. On the date of this Special Report the board has five (5) non-executive directors, which qualify as independent within the meaning of article 7:87 of the Belgian Companies and Associations Code, provision 3.5 of the Belgian Corporate Governance Code, and Rule 10A-3(b)(1) under the Exchange Act (subject to the exemptions provided in Rule 10A-3(c) under such act). The board of directors also intends to maintain a number of independent directors after the De-Listing, including in order to comply with the requirements of the Exchange Act that the members of the audit committee are independent pursuant to Rule 10A-3 under the Exchange Act.

●	No requirement to have an audit committee or nomination and remuneration committee – The Company will no longer be required to have an audit committee or nomination and remuneration committee within the sense of the Belgian Companies and Associations Code and the Belgian Corporate Governance Code. The Company will, however, still be required to have an audit committee under the Nasdaq rules and Rule 10A-3 under the Exchange Act. The requirement to have an audit committee (and for that audit committee to be fully independent) will apply to the Company regardless of whether it continues to be treated as a foreign private issuer for purposes of the SEC rules. The Company’s audit committee is currently in compliance with SEC and Nasdaq requirements. In relation to its nomination and remuneration committee, the board of directors has no plan to change the committee’s terms of reference or composition (except to comply with the requirements of U.S. law and the Nasdaq rules following the De-Listing, i.e. in order to ensure compliance with the requirement that all members of the committee be independent), but this could change.

●	Specific process for related party transactions – Article 7:97 of the Belgian Companies and Associations Code provides for a particular approval and disclosure process that applies to certain transactions or decisions by the Company or its subsidiaries with parties that would qualify as a related party pursuant to International Financial Reporting Standards (IFRS) as adopted by the European Union. As part of this process, the relevant transactions or decisions must (amongst other things) first be assessed by an ad hoc committee of at least three independent directors. The requirements of article 7:97 of the Belgian Companies and Associations Code will no longer apply following the De-Listing. The Company will, however, continue to disclose related party transactions to the extent required by applicable SEC and accounting rules and standards, which are broadly the same as the disclosure standards for related party transactions under the Prospectus Regulation.

●	Gender diversity – The Belgian Companies and Associations Code provides that at least one third of the members of the board of directors of a Belgian listed company should be of the opposite gender. The Company has met the one third gender diversity requirement since 1 January 2018 and continues to comply with such requirement at the date of this Special Report. As a result of the De-Listing, the aforementioned requirement will no longer apply as from the De-Listing Date. The board of directors, however, currently has no plan the fundamentally change the composition of the board, including in terms of gender, but this could change. It should be noted, however, that the Nasdaq rules contain requirements related to diverse board representation (Nasdaq Rule 5605 and 5606). These rules apply equally to domestic issuers and foreign private issuers, therefore would apply to the Company regardless of whether it loses its foreign private issuer status.

●	Belgian Corporate Governance Code will no longer apply – In accordance with the Belgian Royal Decree of 12 May 2019 designating the corporate governance code to be complied with by listed companies, the Company designated the Belgian Corporate Governance Code as reference code within the meaning of article 3:6, §2 of the Belgian Companies and Associations Code. The Belgian Corporate Governance Code contains several principles and provisions that need to be complied by listed companies, but companies are able to deviate from the code on the basis of the “comply-or-explain” principle of the code. The Company currently complies to a large extent with the provisions of the Belgian Corporate Governance Code, except for a limited number of deviations which the Company believe are justified in view of the Company’s specific situation. See also the corporate governance statement included in the Company’s board of directors that has been included in the Company’s annual report for the financial year ended 31 December 2022. As a result of the De-Listing, the Company no longer needs to designate a corporate governance code, and the Company will no longer be subject to the Belgian Corporate Governance Code. This will entail that the Company will have greater freedom in determining its corporate governance practices. The board of directors currently has no plan to fundamentally change its corporate governance, but this could change in the future.

Remuneration of Directors and Executives

The Company currently relies on a provision in the listing rules of the Nasdaq Stock Market (Nasdaq Rule 5615) that allows it to follow Belgian corporate law and practices with respect to certain aspects of corporate governance, including regarding the remuneration of the Company’s directors and executive management. For a summary of the Company’s current remuneration policy, and the remuneration that was paid to the members of the board and executive management, see remuneration policy, as well as the remuneration report included in the report of Company’s board of directors that has been included in the Company’s annual report for the financial year ended 31 December 2022. A copy of the remuneration policy and annual report are available on the Company’s website (under the following respective sections “Corporate Governance” and “Financial Reports”) free of charge (see, respectively, Remuneration-Policy-English.pdf (mdxhealth.com) and 2022-Annual-Report-ENG.pdf (mdxhealth.com)).

As a result of the De-Listing, the Company will no longer be subject to some of the rules and requirements of Belgian law that apply to the remuneration of the members of the board of directors and executive management of listed companies. Consequently, unless the Company decides to comply with the listing rules of the Nasdaq Stock Market applicable to domestic issuers, it will be subject to a less strict regime in terms of director and executive compensation. Some of the main material changes as a result of the De-Listing can be summarized for information purposes as follows:

●	Remuneration policy – In accordance with article 7:89/1 of the Belgian Companies and Associations Code, Belgian listed companies must establish a remuneration policy with respect to directors, other officers and delegates for day-to-day management. This article details the objectives of, as well as the information that needs to be included in, the remuneration policy. The remuneration policy must be approved by a binding vote of the general shareholders’ meeting and must be submitted to the general shareholders’ meeting for approval whenever there is a material change and in any case at least every four years. In view hereof, in accordance with article 7:89/1 of the Belgian Companies and Associations Code, the Company’s shareholders approved a new remuneration policy that the board of directors submitted to the ordinary general shareholders’ meeting held on 27 May 2021. Following the De-Listing, the board shall no longer be required to prepare a remuneration policy as aforementioned, and to submit it to a vote by the general shareholders’ meeting.

●	Restrictions on the remuneration of directors – Pursuant to the Belgian Companies and Associations Code, the general shareholders’ meeting approves the remuneration of the directors. This applies both to listed companies and non-listed companies. In addition, Belgian law requires that the general shareholders’ meeting approves the following in relation to the remuneration of directors of a listed company:

–	in relation to the remuneration of executive and non-executive directors, the exemption from the restriction that share-based awards can only vest after a period of at least three years as of the grant of the awards;

–	in relation to the remuneration of executive directors, the exemption from the restrictions that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years;

–	in relation to the remuneration of non-executive directors, any variable part of the remuneration (provided, however, that no variable remuneration can be granted to independent non-executive directors); and

–	any service agreements to be entered into with executive directors providing for severance payments exceeding twelve months’ remuneration (or, subject to a motivated opinion by the remuneration and nomination committee, eighteen months’ remuneration).

The aforementioned restrictions of Belgian law regarding the remuneration of directors of listed companies will no longer apply as from the De-Listing. The principle will remain, however, that the general shareholders’ meeting approves the remuneration of the directors.

●	Restrictions on the remuneration of the members of the executive management – The remuneration of the executive management is determined by the Company’s board of directors. As an exception to the foregoing rule, Belgian law provides that the general shareholders’ meeting must approve, as relevant:

–	in relation to the remuneration of members of the executive management and other executives, an exemption from the rule that share-based awards can only vest after a period of at least three years as of the grant of the awards;

–	in relation to the remuneration of members of the executive management and other executives, an exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years; and

–	any service agreements to be entered into with members of the executive management and other executives (as the case may be) providing for severance payments exceeding twelve months’ remuneration (or, subject to a motivated opinion by the remuneration and nomination committee, eighteen months’ remuneration).

The aforementioned restrictions of Belgian law regarding the remuneration of the executive management will no longer apply as from the De-Listing, and the general shareholders’ meeting shall no longer need to approve the foregoing matters.

●	Belgian Corporate Governance Code will no longer apply – As set out above under “—Management and Corporate Governance of the Company”, following the De-Listing, the Company no longer needs to designate a corporate governance code, and the Company will no longer be subject to the Belgian Corporate Governance Code. The Belgian Corporate Governance Code contains a number of additional requirements for the remuneration of members of the board and executive management that go beyond the provisions of Belgian company law, such as:

–	provision 7.6 of the Belgian Corporate Governance Code, which provides that no share options should be granted to Non-Executive Directors;

–	provision 7.6 of the Belgian Corporate Governance Code, which provides that non-executive directors should receive a part of their remuneration in the form of Shares of the Company;

–	provision 7.9 of the Belgian Corporate Governance Code, which provides that the board should set a minimum threshold of shares to be held by members of the executive management;

–	provision 7.12 of the Belgian Corporate Governance Code, which provides that the board should include provisions that would enable the Company to recover variable remuneration paid, or withhold the payment of variable remuneration, to executive management, and specify the circumstances in which it would be appropriate to do so, insofar as enforceable by law.

While the board already decided to deviate from the aforementioned provisions of the Belgian Corporate Governance Code, the aforementioned restrictions will no longer apply as from the De-Listing.

Rights of Shareholders

The rights attached to the Shares of the Company will not materially change following the completion of the De-Listing, subject to what is stated below.

●	The general shareholders’ meeting will no longer need to vote on certain corporate governance and remuneration related matters – As indicated in the section “—Management and Corporate Governance of the Company” above, certain decisions regarding the remuneration of directors and executive management no longer need to be submitted to the general shareholders’ meeting following the De-Listing. Furthermore, because the Company is no longer a listed company after the De-Listing, the requirement of article 7:151 of the Belgian Companies and Associations Code will no longer apply to the Company. This entails that decisions or transactions that give rights to third parties that have a significant influence on the assets of the Company or that give rise to significant obligations for the Company when the exercise of such rights are dependent on the launching of a public tender offer for the Company’s Shares or a change in the control over the Company, no longer need to be approved by the general shareholders’ meeting.

●	Shorter notice period to convene general shareholders’ meetings – Until the De-Listing has been completed, the notice convening the general shareholders’ meeting has to be published at least 30 calendar days prior to the general shareholders’ meeting. The term of 30 calendar days prior to the general shareholders’ meeting for the publication and distribution of the convening notice can be reduced to 17 calendar days for a second meeting if, as the case may be, the applicable quorum for the meeting is not reached at the first meeting, the date of the second meeting was mentioned in the notice for the first meeting and no new item is put on the agenda of the second meeting. When the De-Listing is completed, the notice convening the general shareholders’ meeting has to be published at least 15 calendar days prior to the general shareholders’ meeting. The term of 15 calendar days prior to the general shareholders’ meeting for the publication and distribution of the convening notice can be reduced to 10 calendar days for a second meeting if, as the case may be, the applicable quorum for the meeting is not reached at the first meeting, the date of the second meeting was mentioned in the notice for the first meeting and no new item is put on the agenda of the second meeting. Before as well as after the De-Listing, the notice convening the general shareholders’ meeting will be published in the Belgian Official Gazette (Belgisch Staatsblad/Moniteur Belge), in a newspaper that is published nation-wide in Belgium, in paper or electronically, and on the Company’s website. A publication in a nation-wide newspaper is not needed for annual general shareholders’ meetings taking place on the date, hour and place indicated in the articles of association of the Company if the agenda is limited to the treatment and approval of the financial statements, the annual report of the board of directors, the report of the statutory auditor, and the discharge from liability of the directors and statutory auditor.

●	No right to put items on the agenda of the general shareholders’ meeting and to table draft resolutions – Before and after the De-Listing, shareholders holding, alone or together, at least 10% of the Company’s share capital can request that the board of directors be convened. Shareholders that do not hold at least 10% of the Company’s share capital do not have the right to have the general shareholders’ meeting convened. After the De-Listing, however, shareholders who hold alone or together with other shareholders at least 3% of the Company’s share capital will no longer have the right to put additional items on the agenda of a general shareholders’ meeting that has already been convened and to table draft resolutions in relation to items that have been or are to be included in the agenda of a meeting that has already been convened.

●	Authorized capital – The general shareholders’ meeting of the Company may authorise the board of directors, within certain limits, to increase the Company’s share capital without any further approval of the shareholders. This is the so-called authorized capital. The authorization needs to be limited in time (i.e., it can only be granted for a renewable period of maximum five years) and scope (i.e., the authorized capital may not exceed the amount of the registered capital at the time of the authorization). The limitation regarding the maximum amount for the authorized capital shall no longer apply after the De-Listing.

●	Formalities to attend general shareholders’ meeting – Some of the formalities to attend general shareholders’ meetings will be different, but will still be in line with Belgian law.

Reporting by the Company

When the Company no longer qualifies as a listed company or PIE under Belgian law, many of the rules that on the date of this Special Report apply to the ad hoc and ongoing reporting and disclosures by Belgian listed companies will no longer apply to the Company. This includes, amongst other things, the following:

●	Following the De-Listing, the Company will no longer be obliged to prepare consolidated annual and interim financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Instead, it can decide to prepare its annual consolidated financial statements in accordance with Belgian generally accepted accounting principles.

In addition, because of the trading of its ADSs or Shares on Nasdaq, the Company will still prepare annual and interim financial statements in conformity with IFRS as issued by the IASB (or, to the extent it ceases to be a foreign private issuer, U.S. GAAP).

●	Following the De-Listing, the Company will no longer need to include a corporate governance statement and remuneration report in its annual report, although it will be required to include certain disclosures on corporate governance and remuneration in its Annual Report on Form 20-F (or on Form 10-K, to the extent it ceases to be a foreign private issuer).

●	As a result of the De-Listing, the Company will no longer be obliged to comply with the ongoing disclosure and reporting obligations that are set out in the Belgian Transparency Decree and the Market Abuse Regulation, which require that certain material, price sensitive and other information and documentation is made available through the Company’s website, press releases, the communication channels of Euronext Brussels, on STORI (the information storage mechanism operated by the FSMA), or a combination of these means.

The Company will, however, be subject to Nasdaq Rule 5250 requiring prompt disclosure of any material information that would reasonably be expected to affect the value of their securities or influence investors’ decisions. The Company will also be obliged to comply with the anti-fraud and anti-manipulation rules of the SEC, such as Section 10(b) of and Rule 10b-5 under the Exchange Act. In addition, to the extent it ceases to be a foreign private issuer, the Company would be required to comply with Regulation FD (Fair Disclosure) which, generally, is meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. All information filed with the SEC can be obtained over the internet on the SEC’s website at www.sec.gov.

Reporting by Shareholders

Prior to the completion of the De-Listing, holders of Shares are subject to the following reporting obligations:

●	Pursuant to the Belgian Act of 2 May 2007 a notification to the Company and to the FSMA is required by all natural persons and legal entities (i.e., legal person, enterprise without legal personality, or trust), in the following circumstances:

–	an acquisition or disposal of voting securities, voting rights or financial instruments that are treated as voting securities;

–	the reaching of a threshold by persons or legal entities acting in concert;

–	the conclusion, modification or termination of an agreement to act in concert;

–	the downward reaching of the lowest threshold;

–	the passive reaching of a threshold;

–	where a previous notification concerning the financial instruments treated as equivalent to voting securities is updated;

–	the acquisition or disposal of the control of an entity that holds voting securities in the Company; and

–	where the Company introduces additional notification thresholds in the articles of association,

in each case where the percentage of voting rights attached to the securities held by such persons reaches, exceeds or falls below the legal threshold, set at 5% of the total voting rights, and 10%, 15%, 20% and so on in increments of 5% or, as the case may be, the additional thresholds provided in the articles of association. The Company had provided for an additional threshold of 3% in its articles of association.

●	Pursuant to the Regulation (EU) No. 236/2012 of the European Parliament and the Council of 14 March 2012 on short selling and certain aspects of credit default swaps, any person that acquires or disposes of a net short position relating to the Company’s issued share capital, whether by a transaction in Shares or ADSs, or by a transaction creating or relating to any financial instrument where the effect or one of the effects of the transaction is to confer a financial advantage on the person entering into that transaction in the event of a decrease in the price of such Shares or ADSs is required to notify the FSMA if, as a result of which acquisition or disposal his net short position reaches, exceeds or falls below 0.2% of the Company’s issued share capital and each 0.1% above that. If the net short position reaches 0.5%, and also at every 0.1% above that, the FSMA will disclose the net short position to the public.

Following the De-Listing, the aforementioned disclosure obligations will no longer apply. Notwithstanding the foregoing, the following reporting obligations continue to apply to holders of Shares (or ADSs):

●	In accordance with U.S. federal securities laws, holders of Shares (and ADSs) will be required to comply with disclosure requirements relating to their ownership of the Company’s securities. Any person that, after acquiring beneficial ownership of Shares (or ADSs), is the beneficial owners of more than 5% of Shares (or Shares underlying ADSs) must file with the SEC a Schedule 13D or Schedule 13G, as applicable, disclosing the information required by such schedules, including the number of Shares (or Shares underlying ADSs) that such person has acquired (whether alone or jointly with one or more other persons). In addition, if any material change occurs in the facts set forth in the report filed on Schedule 13D (including a more than 1% increase or decrease in the percentage of the total shares beneficially owned), the beneficial owner must promptly file an amendment disclosing such change. These requirements apply equally to domestic and foreign private issuers, and therefore would apply to the Company regardless of whether it loses its foreign private issuer status.

●	Pursuant to article 7:83 of the Belgian Companies and Associations Code, all natural persons and legal entities directly or indirectly acquiring voting securities in dematerialized form (whether or not these securities represent the capital of the Company) will be required to notify the Company of the number of securities owned when the voting rights attached to those securities exceed 25% of the total number of voting rights at the time of the acquisition. The notice must be made within five business days following the date of acquisition. The same notification must be made within the same term of five business days if the voting rights attached to securities owned by such persons falls below 25% as a result of a disposal of voting securities.

A person that fails to make the aforementioned notification will not be able to participate to the general shareholders’ meeting with votes in excess of 25% of the total voting rights on the date of the general shareholders’ meeting concerned. This restriction does not apply to securities acquired through the exercise of subscription rights, or that have been acquired on the basis of a universal transfer or on the basis of a liquidation.

Changes when the Company no longer is a Foreign Private Issuer

As mentioned above, the listing rules of the Nasdaq Stock Market include certain accommodations in relation to corporate governance requirements that allow foreign private issuers such as the Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The Company currently follows Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the matters set out below. If the Company no longer qualifies as a foreign private issuer, it will also need to comply with such rules of the Nasdaq Stock Market. Furthermore, the Exchange Act contains certain exemptions for foreign private issuers. These exemptions will no longer be available if the Company no longer qualifies as a foreign private issuer.

The sections below summarize for information purposes the most material changes that do not currently apply to the Company, but would apply to the Company once it no longer qualifies as a foreign private issuer, regardless of whether the De-Listing is effected:

●	Quorum at general shareholder meetings – In general, there is no attendance quorum requirement for a general shareholders’ meeting under Belgian law, and decisions are generally passed with a simple majority of the votes of the Shares present or represented. However, capital increases (other than those decided by the board of directors pursuant to the authorized capital), decisions with respect to the Company’s dissolution, mergers, de-mergers and certain other reorganizations of the Company, amendments to the articles of association (other than an amendment of the corporate purpose), and certain other matters referred to in the Belgian Companies and Associations Code do not only require the presence or representation of at least 50% of the share capital of the Company but also a majority of at least 75% of the votes cast. An amendment of the Company’s corporate purpose requires the approval of at least 80% of the votes cast at a general shareholders’ meeting, which can only validly pass such resolution if at least 50% of the share capital of the Company and at least 50% of the profit certificates, if any, are present or represented. In the event where the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second general shareholders’ meeting may validly deliberate and decide regardless of the number of Shares present or represented. The special majority requirements, however, remain applicable.

Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the attendance quorum must be no less than 33.33% of the outstanding shares of common voting stock.

●	Nomination and remuneration committee – Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, the Company is not subject to any such requirements. In particular, the Company’s articles of association provide that our board of directors may form committees from among its members. Accordingly, the Company’s board of directors has set up and appointed a nomination and remuneration committee.

Pursuant to article 7:100 of the Belgian Companies and Associations Code, only a majority of the members of the remuneration committee should in principle meet the independence criteria referred to in article 7:87 of the Belgian Companies and Associations Code and set out in provision 3.5 of the Belgian Corporate Governance Code. Pursuant to provision 4.19 of the Belgian Corporate Governance Code, only a majority of the members of the remuneration committee must qualify as independent. This requirement of Belgian law will no longer apply following the De-Listing. See also above under “—Management and Corporate Governance of the Company”.

●	Charters – Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter.

Pursuant to the Belgian Corporate Governance Code, the Company’s board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of the committees. The requirements of the Belgian Corporate Governance Code will no longer apply following the De-Listing.

●	Independent director majority – Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present.

The Company is not required under Belgian law to have a majority of independent directors on its board of directors. However, Company’s articles of association provide that the board of directors must be comprised of at least three directors, of which, pursuant to the Company’s corporate governance charter and provision 3.4 of the Belgian Corporate Governance Code, at least three directors must be independent directors under Belgian law. Furthermore, in line with the provisions of the Belgian Companies and Associations Code and the Belgian Corporate Governance Code, the nomination and remuneration committee should consist of a majority of independent directors, and the audit committee should have at least one independent director among its members. The aforementioned requirements of Belgian law will no longer apply following the De-Listing. See also above under “—Management and Corporate Governance of the Company”.

●	Meetings of independent directors – Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

The Company currently does not intend to require its independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of the board of directors when and if they wish to do so.

●	Shareholder approval of certain share issuances – Nasdaq Stock Market Listing Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if (1)(A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined in the Nasdaq rules) has a 5% or greater interest (or all such parties have a 10% or greater interest in the aggregate) in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of transactions and the transaction or series of transactions results in an increase in the outstanding common shares or voting power of 5% or more.

Belgian law currently requires the prior shareholder approval for issues of shares and other securities convertible or exercisable for shares. However, such further approval is not required in relation to the issuance of securities pursuant to the powers that are granted to the board of directors by the general shareholders’ meeting under the authorized capital.

●	Shareholder approval of equity compensation arrangements – Nasdaq Stock Market Listing Rule 5635(c) requires shareholder approval when a plan or other equity compensation arrangement is established or materially amended.

Under Belgian law the establishment or amendment of equity compensation arrangements does not require a prior approval by the general shareholders’ meeting. However, pursuant to Belgian law the shareholders must decide any issuance of new equity, as a general matter. The general shareholders’ meeting may authorize the board of directors, within certain limits, to issue new equity (including equity compensation arrangements) in the framework of the so-called authorized capital. By virtue of a resolution of the extraordinary general shareholders’ meeting of 30 June 2023, the Company’s board of directors was authorized to issue equity (including equity compensation arrangements) in the framework of the authorized capital. Furthermore, the compensation of director mandates and certain features of the compensation of the members of the executive management is subject to an approval by the general shareholders’ meeting.

●	Other – As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a foreign private issuer, the Company is also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. The Company is, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act.

The Company will remain a foreign private issuer until such time that more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of the board of directors are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. The determination of foreign private issuer status will be made annually on the last business day of the Company’s most recently completed second fiscal quarter. The Company will next make a determination with respect to its foreign private issuer status on 30 June 2024. With the increased focus on the U.S., it is possible that the Company may lose its foreign private issuer status. The loss of foreign private issuer status may be accelerated by the De-Listing.

Description of Nasdaq

Nasdaq was founded in 1971 as a wholly-owned subsidiary of Financial Industry Regulatory Authority (“FINRA”), a private U.S. self-regulatory organization that regulates member brokerage firms and exchange markets. Beginning in 2000, FINRA restructured and broadened ownership in Nasdaq by selling shares to FINRA members, investment companies and issuers listed on The Nasdaq Stock Market. In connection with this restructuring, FINRA fully divested its ownership of Nasdaq in 2006, and The Nasdaq Stock Market became an independent registered national securities exchange in 2007. In February 2008, Nasdaq and OMX AB combined their businesses, and Nasdaq changed its corporate name to The NASDAQ OMX Group, Inc. This transformational combination resulted in the expansion of its business from a U.S.-based exchange operator to a global exchange company offering technology that powers its own exchanges and markets as well as many other marketplaces around the world. Nasdaq operated as the NASDAQ OMX Group until it rebranded its business as Nasdaq, Inc. in 2015.

Nasdaq operates a variety of listing platforms around the world to provide multiple global capital raising solutions for public companies. Companies listed on its markets represent a diverse array of industries including, among others, health care, consumer products, telecommunication services, information technology, financial services, industrials and energy. Nasdaq’s main listing markets are The Nasdaq Stock Market and the Nasdaq Nordic and Nasdaq Baltic exchanges. Companies seeking to list securities on The Nasdaq Stock Market may do so on one of the three market tiers: The Nasdaq Global Select Market, The Nasdaq Global Market, or The Nasdaq Capital Market. To qualify, companies must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must maintain rigorous listing and corporate governance standards.

As of December 31, 2022, a total of 4,230 companies listed securities on The Nasdaq Stock Market, with 1,566 listings on The Nasdaq Global Select Market, 1,298 on The Nasdaq Global Market and 1,366 on The Nasdaq Capital Market.

Nasdaq seeks new listings from companies conducting IPOs, including SPACs, and direct listings as well as companies looking to switch from alternative exchanges. The 2022 new listings were comprised of 161 IPOs, 14 switches from the NYSE or NYSE American and 145 ETPs and other listings.

Taxation

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of Share or ADSs of the Company. Each holder or prospective holder of Shares or ADSs is urged to consult his, her or its own tax advisor.

Under the assumption that the owners of ADSs are for purposes of the domestic Belgian tax legislation treated as owners of the Shares represented by such ADSs, no Belgian income tax consequences are expected to arise from the Share Consolidation and termination of the ADS programme. Similarly, no Belgian income tax consequences are expected to arise from the De-Listing and Market Repositioning. The aforementioned has, however, not been confirmed by or verified with the Belgian Tax Administration.

The purpose of the summary below is to describe the most material Belgian tax consequences with respect to holding Shares listed on Nasdaq after the Share Consolidation, the termination of the ADS programme, the Delisting and, where relevant, the Market Repositioning.

General

The paragraphs below present a summary of certain Belgian federal income tax consequences of the ownership and disposal of the Shares by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this Special Report, all of which are subject to change, including changes that could have retroactive effect. Belgian tax legislation, as well as the relevant tax legislation of a prospective investor’s country of origin, may have an impact on the income received from the Shares.

Investors should appreciate that, as a result of evolutions in law or practice, the eventual tax consequences may be different from what is stated below.

This summary does not purport to address all tax consequences of the investment in, ownership in and disposal of the Shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, Shares as a position in a straddle, Share repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the tax regime applicable to Shares held by Belgian tax residents through a fixed basis or a permanent establishment situated outside Belgium. This summary does in principle not address the local taxes that may be due in connection with an investment in the Shares, other than Belgian local surcharges which generally vary from 0 % to 9 % of the investor’s income tax liability.

For purposes of this summary, a Belgian resident is an individual subject to Belgian personal income tax (i.e., an individual who is domiciled in Belgium or has his seat of wealth in Belgium or a person assimilated to a resident for purposes of Belgian tax law), a company subject to Belgian corporate income tax (i.e., a corporate entity that has its main establishment, its administrative seat or seat of management in Belgium1), an Organisation for Financing Pensions (“OFP”) subject to Belgian corporate income tax (i.e., a Belgian pension fund incorporated under the form of an OFP), or a legal entity subject to Belgian income tax on legal entities (i.e., a legal entity other than a company subject to Belgian corporate income tax, that has its main establishment, its administrative seat or seat of management in Belgium).

A non-resident is any person that is not a Belgian resident. Investors should consult their own advisers regarding the tax consequences of an investment in the Shares in the light of their particular circumstances, including the effect of any state, local or other national laws.

[1]	A corporate entity that has its statutory seat in Belgium is presumed, in the absence of evidence to the contrary, also to have its main establishment, its administrative seat or seat of management in Belgium. Such evidence to the contrary shall be admissible only if it is also demonstrated that the tax domicile of the company is established in a State other than Belgium under the tax legislation of that other State.

Belgian taxation of dividends on Shares

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the Shares is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies and Associations Code is not treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. This fiscal capital is, in principle, the capital that is formed through contributions in cash or in kind, other than labour, and, subject to certain conditions, the paid-up issuance premiums and the amounts subscribed to, in cash or in kind, other than labour, at the time of the issue of profit sharing certificates. However, a repayment of capital decided upon by the shareholder’s meeting as of 1 January 2018 and which is carried out in accordance with the Belgian Companies and Associations Code is partly considered to be a dividend distribution, more specifically with respect to the portion that is deemed to be the distribution of the existing taxed retained earnings (irrespective of whether they are incorporated into the capital) and/or of the tax-free retained earnings incorporated into the capital. Such portion is determined on the basis of the ratio of the taxed retained earnings (except for the legal reserve up to the legal minimum and certain unavailable retained earnings) and the tax-free retained earnings incorporated into the capital (with a few exceptions) over the aggregate of such retained earnings and the fiscal capital.

Belgian withholding tax of 30%2 is normally levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions.

In case of redemption of the Shares, the redemption gain (i.e., the redemption proceeds after deduction of the portion of fiscal capital represented by the redeemed Shares) will be treated as a dividend subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on Euronext or a similar stock exchange and meets certain conditions.

In case of liquidation of the Company, the liquidation gain (i.e., the amount distributed in excess of the fiscal capital) will in principle be subject to Belgian withholding tax at a rate of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions.

Non-Belgian dividend withholding tax, if any, will neither be creditable against any Belgian income tax due nor reimbursable to the extent that it exceeds Belgian income tax due.

Belgian resident individuals

For Belgian resident individuals who acquire and hold the Shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where such individual opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% withholding tax rate on dividends or at the progressive personal income tax rates applicable to the taxpayer’s overall declared income (local surcharges will not apply). The first EUR 800 (amount applicable for income year 2023) of reported ordinary dividend income will be exempt from tax. For the avoidance of doubt, all reported dividends (hence, not only dividends distributed on the Shares) are taken into account to assess whether said maximum amount is reached. In addition, if the dividends are reported, the dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due, provided that the dividend distribution does not result in a reduction in value of or a capital loss on the Shares. This condition is not applicable if the individual can demonstrate that he has held the Shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends.

For Belgian resident individuals who acquire and hold the Shares for professional purposes, the Belgian withholding tax does not fully discharge their personal income tax liability. Dividends received must be reported by the investor and will, in such case, be taxable at the investor’s personal income tax rate increased with local surcharges. Withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due, subject to two conditions: (1) the taxpayer must own the Shares in full legal ownership on the day the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the Shares. The latter condition is not applicable if the investor can demonstrate that he has held the full legal ownership of the Shares for an uninterrupted period of twelve months prior to the attribution of the dividends.

[2]	It is possible that certain provisions of the BITC regarding withholding taxes will be modified in the coming months (e.g., a decrease of the standard withholding tax rate of 30% to 25% while certain specific beneficial regimes could be deleted) but this is still subject to political discussions.

Belgian resident companies

Corporate income tax

For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25%. Subject to certain conditions, a reduced corporate income tax rate may apply.3

Any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due, subject to two conditions: (1) the taxpayer must own the Shares in full legal ownership on the day the beneficiary of the dividend is identified; and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the Shares. The latter condition is not applicable (a) if the company can demonstrate that it has held the Shares in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends; or (b) if, during said period, the Shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the Shares in a permanent establishment (“PE”) in Belgium.

As a general rule, Belgian resident companies can (subject to certain limitations) deduct 100% of gross dividends received from their taxable income (dividend received deduction)4, provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds Shares representing at least 10% of the share capital of the Company or a participation in the Company with an acquisition value of at least EUR 2,500,000; (2) the Shares have been held or will be held in full ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the Belgian Income Tax Code (the “article 203 ITC Taxation Condition”) are met (together, the “Conditions for the application of the dividend received deduction regime”). Under certain circumstances the conditions referred to under (1) and (2) do not need to be fulfilled in order for the dividend received deduction to apply.

The Conditions for the application of the dividend received deduction regime depend on a factual analysis, upon each distribution, and for this reason the availability of this regime should be verified upon each distribution.

Withholding tax

Dividends distributed to a Belgian resident company will be exempt from Belgian withholding tax provided that the Belgian resident company holds, upon payment or attribution of the dividends and as beneficial owner thereof, at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year.

In order to benefit from this exemption, the Belgian resident company must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions. If the Belgian resident company holds the required minimum participation for less than one year, at the time the dividends are paid on or attributed to the Shares, the Company will levy the withholding tax but will not transfer it to the Belgian Treasury provided that the Belgian resident company certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The Belgian resident company must also inform the Company or its paying agent if the one-year period has expired or if its shareholding will drop below 10% of the share capital of the Company before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the Belgian resident company.

[3]	Subject to certain conditions, a reduced corporate income tax rate of 20% applies for Small and Medium Sized Enterprises (as defined by article 1:24 §1 to §6 of the Belgian Companies and Associations Code) on the first EUR 100,000 of taxable profits.

[4]	It is possible that certain provisions of the BITC regarding the dividends received deduction will be modified in the coming months but this is still subject to political discussions.

Please note that the above described dividend received deduction and withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU) (“Parent-Subsidiary Directive”) in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Belgian resident organisations for financing pensions

For OFPs, i.e., Belgian pension funds incorporated under the form of an OFP (“organismen voor de financiering van pensioenen”/“organismes de financement de pensions”) within the meaning of article 8 of the Belgian Act of 27 October 2006, the dividend income is generally tax exempt.

Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.

Belgian (or foreign) OFPs not holding the Shares - which give rise to dividends - for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which are connected to the dividend distributions, are not genuine (“kunstmatig”/“non authentique”). The withholding tax exemption will in such case not apply and/or any Belgian dividend withholding tax levied at source on the dividends will in such case not be credited against the corporate income tax, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.

Other Belgian resident legal entities subject to Belgian legal entities tax

For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.

Non-resident individuals or non-resident companies

Non-resident income tax

For non-resident individuals and companies, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the Shares in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian PE.

If the Shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident personal or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non-resident personal or corporate income tax and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (1) the taxpayer must own the Shares in full legal ownership on the day the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the Shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the Shares were held in full legal ownership for an uninterrupted period of twelve months prior to the attribution of the dividends or (b) with regard to non-resident companies only, if, during said period, the Shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the Shares in a Belgian PE.

Non-resident companies whose Shares are invested in a Belgian PE may deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the Conditions for the application of the dividend received deduction regime are met. See also subsection “Belgian resident companies” under section “Belgian taxation of capital gains and losses on Shares” below. Application of the dividend received deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

Belgian dividend withholding tax relief for non-residents

Dividends distributed to non-resident individuals who do not use the Shares in the exercise of a professional activity, may be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 800 (amount applicable for income year 2022) per year. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the Shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the Shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied up to such an amount be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied up to such an amount could in principle be reclaimed by filing a request thereto addressed to the tax official (“Adviseur-generaal Centrum Buitenland”/“Conseiller-général du Centre Étranger”) appointed by the Belgian Royal Decree of 28 April 2019. Such a request has to be made at the latest on 31 December of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities determined in the Royal Decree.

Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver within the meaning of article 227, 3° of the Belgian Income Tax Code which implies that it has separate legal personality and has its tax residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) provided that it is not contractually obliged to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the Shares, nor obliged to pay a manufactured dividend with respect to the Shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the Shares and that the above conditions are satisfied. The organisation must then forward that certificate to the Company or its paying agent.

A pension fund not holding the Shares - which give rise to dividends - for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which are connected to the dividend distributions, are not genuine (“kunstmatig”/“non authentique”). The withholding tax exemption will in such case be rejected, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.

Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the Shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of the share capital of the Company and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive, as amended from time to time, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. In order to benefit from this exemption, the non-resident company must provide the Company or its paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions.

If the non-resident company holds a minimum participation for less than one year at the time the dividends are attributed to the Shares, the Company must levy the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides the Company or its paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The non-resident company must also inform the Company or its paying agent when the one-year period has expired or if its shareholding drops below 10% of the Company’s share capital before the end of the one-year holding period. Upon satisfying the one-year holding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the non-resident company.

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the tax Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Dividends distributed by a Belgian company to non-resident companies on a share participation of less than 10% will under certain conditions be subject to an exemption from withholding tax, provided that the non-resident companies (i) are either established in another Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; (ii) have a legal form as listed in Annex I, Part A to the Parent-Subsidiary Directive as amended from time to time, or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or a similar legal form in a country with which Belgium has concluded a double tax treaty; (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of the Company’s share capital but with an acquisition value of at least EUR 2,500,000; (iv) hold or will hold the Shares which give rise to the dividends in full legal ownership during an uninterrupted period of at least one year; and (v) are subject to the corporate income tax or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary regime. The exemption from withholding tax is only applied to the extent that the Belgian withholding tax, which would be applicable absent the exemption, could not be credited nor reimbursed at the level of the qualifying, dividend receiving, company. The non-resident company must provide the Company or its paying agent with a certificate confirming, in addition to its full name, legal form, address and fiscal identification number (if applicable), its qualifying status and the fact that it meets the required conditions mentioned under (i) to (v) above, and indicating to which extent the withholding tax, which would be applicable absent the exemption, is in principle creditable or reimbursable on the basis of the law as applicable on 31 December of the year preceding the year during which the dividend is paid or attributed.

Belgian dividend withholding tax is also subject to a relief as may be available under applicable tax treaty provisions. Belgium has concluded tax treaties with more than 95 countries, reducing the dividend withholding tax rate to 20%, 15%, 10%, 5% or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities. Such reduction may be obtained either directly at source or through a refund of taxes withheld in excess of the applicable treaty rate.

Prospective holders of Shares should consult their own tax advisers to determine whether they qualify for a reduction in withholding tax upon payment or attribution of dividends, and, if so, to understand the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Belgian taxation of capital gains and losses on Shares

Belgian resident individuals

In principle, Belgian resident individuals acquiring the Shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the Shares and capital losses will not be tax deductible.

However, capital gains realized by a Belgian resident individual are taxable at 33% (plus local surcharges) if the capital gain on the Shares is deemed to be realized outside the scope of the normal management of the individual’s private estate (e.g. in case of speculation). Capital losses are, however, not tax deductible.

Moreover, capital gains realized by Belgian resident individuals on the disposal of the Shares, outside the exercise of a professional activity, to a non-resident company (or body constituted in a similar legal form), to a foreign State (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the EEA, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned, directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in the Company (i.e., a shareholding of more than 25% in the Company). Capital losses are, however, not tax deductible in such event.

Capital gains realized by Belgian resident individuals upon redemption of the Shares or upon liquidation of the Company will generally be taxable as a dividend. See also subsection “—Belgian resident individuals” under section “—Belgian taxation of dividends on Shares”.

Belgian resident individuals who hold the Shares for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the Shares, except for the Shares held for more than five years, which are taxable at a separate rate of 10% (capital gains realized in the framework of the cessation of activities under certain circumstances) or 16.5% (other), plus local surcharges. Capital losses on the Shares incurred by Belgian resident individuals who hold the Shares for professional purposes are in principle tax deductible.

Belgian resident companies

Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the Shares provided that the Conditions for the application of the dividend received deduction regime are met.

If one or more of the Conditions for the application of the dividend received deduction regime are not met, any capital gain realized would be taxable at the standard corporate income tax rate of 25%, unless the reduced corporate income tax rate of 20% applies.

Capital losses on the Shares incurred by Belgian resident companies are as a general rule not tax deductible.

Shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. The capital gains on such Shares are taxable at the ordinary corporate income tax rate of 25%, unless the reduced corporate income tax rate of 20% applies, and the capital losses on such Shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Capital gains realized by Belgian resident companies upon redemption of the Shares or upon liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.

Belgian resident organisations for financing pensions

Capital gains on the Shares realized by OFPs within the meaning of article 8 of the Belgian Act of 27 October 2006 are in principle exempt from corporate income tax and capital losses are not tax deductible.

Capital gains realized by Belgian OFPs upon the redemption of ordinary shares or upon the liquidation of the Company will in principle be taxed as dividends.

Other Belgian resident legal entities subject to Belgian legal entities tax

Capital gains realized upon disposal of the Shares by Belgian resident legal entities are in principle not subject to Belgian income tax and capital losses are not tax deductible.

Capital gains realized upon disposal of (part of) a substantial participation in a Belgian company (i.e., a participation representing more than 25% of the share capital of the Company at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5%.

Capital gains realized by Belgian resident legal entities upon redemption of the Shares or upon liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.

Non-resident individuals, non-resident companies or non-resident entities

Non-resident individuals, companies or entities are, in principle, not subject to Belgian income tax on capital gains realized upon disposal of the Shares, unless the Shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a PE. In such a case, the same principles apply as described with regard to Belgian individuals (holding the Shares for professional purposes), Belgian companies, Belgian resident organisations for financing pensions or other Belgian resident legal entities subject to Belgian legal entities tax.

Non-resident individuals who do not use the Shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the Shares to Belgium, might5 be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the shares by Belgian individuals. See subsection (a) (Belgian resident individuals) above. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax adviser.

Capital gains realized by non-resident individuals or non-resident companies upon redemption of the Shares or upon liquidation of the Company will, in principle, be subject to the same taxation regime as dividends.

Belgian tax on stock exchange transactions

The purchase and the sale and any other acquisition or transfer for consideration of existing Shares (secondary market transactions) is subject to the Belgian tax on stock exchange transactions (“taks op de beursverrichtingen”/“taxe sur les opérations de bourse”) if (i) it is entered into or carried out in Belgium through a professional intermediary, or (ii) deemed to be entered into or carried out in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium (both referred to as a “Belgian Investor”). The tax on stock exchange transactions is not due upon the listing of new Shares (primary market transactions).

The tax on stock exchange transactions is levied at a rate of 0.35% of the purchase price, capped at EUR 1,600 per transaction and per party.

[5]	Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gains taxation on such gains realized by residents of those countries. Capital losses are generally not tax deductible.

Such tax is separately due by each party to the transaction and is collected by the professional intermediary. However, if the order is made directly or indirectly to a professional intermediary established outside of Belgium, the tax will in principle be due by the Belgian Investor, unless that Belgian Investor can demonstrate that the tax has already been paid. In the latter case, the foreign professional intermediary also has to provide each client (which gives such intermediary an order) with a qualifying order statement (“bordereau”/“borderel”), at the latest on the business day after the day the transaction concerned was realized. The qualifying order statements must be numbered in series and a duplicate must be retained by the financial intermediary. The duplicate can be replaced by a qualifying day-today listing, numbered in series. Alternatively, professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian stock exchange tax representative (“Stock Exchange Tax Representative”), which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary and for complying with the reporting obligations and the obligations relating to the order statement in that respect. If such a Stock Exchange Tax Representative has paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transaction.

No tax on stock exchange transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in article 2, 9° and 10° of the Belgian Act of 2 August 2002 on the supervision of the financial sector and financial services; (ii) insurance companies described in article 2, §1 of the Belgian Act of 9 July 1975 on the supervision of insurance companies; (iii) pension institutions referred to in article 2,1° of the Belgian Act of 27 October 2006 concerning the supervision of pension institutions; (iv) undertakings for collective investment; (v) regulated real estate companies; and (vi) Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.

Belgian annual tax on securities accounts

The Belgian Act of 17 February 2021 has introduced an annual tax on securities accounts which entered into force on 26 February 2021.

The annual tax on securities accounts is a subscription tax, levied on securities accounts and not on the holders thereof. A securities account is defined as an account on which financial instruments can be credited and debited.

The tax applies to securities accounts held both in Belgium and abroad when the account holder is a Belgian resident or when the account forms part of the assets of a Belgian establishment of a non-Belgian resident. The tax applies to securities accounts held by natural persons residing in Belgium, as well as to companies and legal entities subject to the tax for legal entities that are established in Belgium.

The tax is also applicable to securities accounts held by non-Belgian residents (both natural persons and legal persons), if the securities account is held in Belgium. If the applicable double tax treaty however allocates the right to tax capital to the jurisdiction of residence, Belgium would be prevented from applying the annual tax on securities accounts to the Belgian securities accounts held by non-Belgian residents. As described above, the tax applies whether or not the account is held in Belgium if the account forms part of the assets of a Belgian establishment of a non-Belgian resident.

The annual tax on securities accounts is applicable to securities accounts of which the average value of the assets amounts to more than EUR 1,000,000 during the reference period. In principle, this reference period starts on 1 October and ends on 30 September of the following year, except for the first reference period which starts on 26 February 2021 and ends on 30 September 2021. The aforementioned threshold is assessed on the average value of the assets in the securities account at reference points within the reference period (in principle 31 December, 31 March, 30 June and 30 September). The threshold is assessed per securities account and not per account holder.

The applicable tax rate is 0.15%, which is levied on the average value of the assets held in the securities account that exceeds the EUR 1,000,000 threshold. All securities held on a securities account are targeted, such as shares, bonds, participations in investment funds and investment companies, but also derived products, such as index trackers, turbos, real estate certificates and cash. It is however limited to 10% of the difference between the average value and the threshold of EUR 1,000,000.

The annual tax on securities accounts is in principle withheld, reported and paid by the Belgian intermediary. If the intermediary is established outside of Belgium, the tax must in principle be reported and paid by the account holder, unless the account holder can demonstrate that the tax has already been reported and paid by an intermediary. Intermediaries established outside of Belgium can appoint a representative in Belgium (the “Annual Tax on Securities Accounts Representative”), which will be liable for reporting and paying the tax in respect of securities accounts in scope of the tax that are managed by such intermediaries. If the Annual Tax on Securities Accounts Representative would have reported and paid the tax, the relevant account holder will, as per the above, no longer be the debtor of the tax.

The annual tax on securities accounts is however not applicable on securities accounts held by certain categories of account holders active in the financial or fund sector, as listed in the law (e.g. credit institutions, insurance companies, investment companies, and certain collective investment undertakings). These exemptions do however not apply if a non-qualifying third party has a direct or indirect claim on the value of the securities account.

The law provides for both a general anti-abuse provision, as well as specific anti-abuse provisions targeting (i) the splitting of a securities account in multiple securities accounts held at the same intermediary and (ii) the conversion of taxable financial instruments, included in a securities account, into registered financial instruments. These anti-abuse provisions have a retroactive effect as from 30 October 2020. However, in its judgment of 27 October 2022, the Constitutional Court annulled the specific anti-abuse provisions as well as the retroactive effect up to 30 October 2020 of the general anti-abuse provision. As a result, only the general anti-abuse provision can still be validly applied and, moreover, only as of 26 February 2021.

Prospective investors are strongly advised to seek their own professional advice in relation to the possible impact of the new annual tax on securities accounts on their own personal tax position

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). More than 100 jurisdictions have signed the multilateral competent authority agreement (“MCAA”). The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

More than 45 jurisdictions, including Belgium, have committed to a specific and ambitious timetable leading to the first automatic information exchanges in 2017, relating to income year 2016 (“Early Adopters”). More than 50 jurisdictions have committed to exchange information as from 2018.

Under CRS, financial institutions resident in a CRS country are required to report, according to a due diligence standard, financial information with respect to reportable accounts, which includes interest, dividends, account balance or value, income from certain insurance products, sales proceeds from financial assets and other income generated with respect to assets held in the account or payments made with respect to the account. Reportable accounts include accounts held by individuals and entities (which includes trusts and foundations) with fiscal residence in another CRS country. The standard includes a requirement to look through passive entities to report on the relevant controlling persons.

On 9 December 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation (“DAC2”), which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU.

The mandatory automatic exchange of financial information by EU Member States as foreseen in DAC2 started as of 30 September 2017 (as of 30 September 2018 for Austria).

The Belgian government has implemented said Directive 2014/107/EU, respectively the Common Reporting Standard, per the Belgian Act of 16 December 2015 regarding the exchange of information on financial accounts by Belgian financial institutions and by the Belgian tax administration, in the context of an automatic exchange of information on an international level and for tax purposes.

As a result of the Belgian Act of 16 December 2015, the mandatory automatic exchange of information applies in Belgium (i) as of income year 2016 (first information exchange in 2017) towards the EU Member States, (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA, as of the respective date as determined by the Belgian Royal Decree of 14 June 2017. The Belgian Royal Decree provides that (i) for a first list of 18 countries, the mandatory exchange of information applies as of income year 2016 (first information exchange in 2017) and (ii) for a second list of 44 countries, the mandatory automatic exchange of information applies as of income year 2017 (first information exchange in 2018), (iii) as from 2019 (for the 2018 financial year) for another single jurisdiction and (iv) as from 2020 (for the 2019 financial year) for a third list of 6 jurisdictions.

Investors who are in any doubt as to their position should consult their professional advisers.

The proposed Financial Transaction Tax (FTT)

On 14 February 2013 the EU Commission adopted the Draft Directive on a common Financial Transaction Tax. Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between the Participating Member States (i.e., Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain) are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Estonia already left the negotiations by declaring it would not introduce the FTT.

The Draft Directive currently stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions should thus be abolished once the FTT enters into force.

Pursuant to the Draft Directive, the FTT would be payable on financial transactions provided at least one party to the financial transaction is established or deemed established in a Participating Member State and there is a financial institution established or deemed established in a Participating Member State which is a party to the financial transaction, or is acting in the name of a party to the transaction. The FTT would, however, not apply to (inter alia) primary market transactions referred to in article 5(c) of Regulation (EC) No 1287/2006, including the activity of underwriting and subsequent allocation of financial instruments in the framework of their issue.

The rates of the FTT would be fixed by each Participating Member State but for transactions involving financial instruments other than derivatives shall amount to at least 0.1% of the taxable amount. The taxable amount for such transactions would in general be determined by reference to the consideration paid or owed in return for the transfer or the market price (whichever is higher). The FTT should be payable by each financial institution established or deemed established in a Participating Member State which is either a party to the financial transaction, or acting in the name of a party to the transaction or where the transaction has been carried out on its account. Where the FTT due has not been paid within the applicable time limits, each party to a financial transaction, including persons other than financial institutions, would become jointly and severally liable for the payment of the FTT due.

In case of implementation any sale, purchase or exchange of Shares would become subject to the FTT at a minimum rate of 0.1% provided the above mentioned prerequisites are met. The issuance of new Shares would not be subject to the FTT.

In January 2019 Germany and France proposed that a French-style FTT be levied on the acquisition of shares of listed companies whose head office is in a Member State of the European Union and whose market capitalization exceeds EUR 1 billion on 1 December of the preceding year. The tax should be levied on the transfer of ownership when shares of listed public limited companies are acquired. Initial public offerings, market making and intraday trading should not be taxable.

The tax rate should be no less than 0.2 per cent.

On 11 March 2019 the finance ministers of the Participating Member States met in the margins of the Ecofin meeting. There is consensus among the ministers that the FTT should continue to be negotiated according to the Franco-German proposal.

However, the introduction of the FTT remains subject to negotiations between the Participating Member States. It may therefore be altered prior to any implementation, of which the eventual timing and fate remains unclear. Additional EU Member States may decide to participate or drop out of the negotiations. The project will be terminated if the number of Participating Member States falls below nine.

In the framework of the Multiannual Financial Framework (MFF)/Own Resources negotiations, the European Parliament supported the introduction of the FTT as an Own Resource. The Commission agreed to issue a declaration as part of the overall political agreement. The Commission has recently clarified that “should there be an agreement on this Financial Transaction Tax, the Commission will make a proposal in order to transfer revenues from this Financial Transaction Tax to the EU budget as an own resource. If there is no agreement by end of 2022, the Commission will, based on impact assessments, propose a new own resource, based on a new Financial Transaction Tax. The Commission shall endeavor to make these proposals by June 2024 in view of its introduction by 1 January 2026”.

In February 2021, EU Member States have been consulted on their current position regarding the FTT.

On 18 May 2021, the Commission again mentioned in a Communication that it will propose additional new own resources, which could include a Financial Transaction Tax.

Prospective investors should consult their own professional advisors in relation to the FTT.

Agenda and Proposals Submitted to the EGM

The agenda and proposed resolutions that are submitted to the EGM, which, as the case may be, can be amended at the meeting on behalf of the Company’s board of directors, are as follows:

1.	Submission of special report

Submission of and discussion on, the special report, prepared by the board of directors, in connection with the Share Consolidation and De-Listing (as defined below in points 2 and 3 of the agenda).

2.	Share Consolidation (1-for-10 reverse stock split)

Proposed resolution: In accordance with article 7:49 of the Belgian Companies and Associations Code, the extraordinary general shareholders’ meeting decides to effect a share consolidation with respect to all outstanding shares of the Company by means of a 1-for-10 reverse stock split (the “Share Consolidation”), and to grant the board of directors of the Company the authority for a six-month period following the date of this extraordinary general shareholders’ meeting to further implement the Share Consolidation. If the board of directors does not initiate the process for implementing the Share Consolidation within a six-month period following the date of this extraordinary general shareholders’ meeting, the board of director’s authority to effect the Share Consolidation shall expire, unless renewed. The board of director’s authority to implement the Share Consolidation is subject to the following terms and conditions:

(a)	Share Consolidation: All of the outstanding shares of the Company shall be consolidated into a new and reduced number of shares pursuant to the ratio of one (1) new share for ten (10) existing shares (the “Ratio”). Subject to the terms and conditions set out below, the Share Consolidation will be carried out simultaneously for all outstanding shares of the Company in accordance with the Ratio, so that after the completion of the Share Consolidation each new share shall represent the same fraction of the Company’s share capital. The Share Consolidation will not result in a reduction or increase of the Company’s share capital.

(b)	Form and nature of the new shares: The Share Consolidation will not affect the form of the outstanding shares (dematerialized or registered) and the outstanding dematerialized and registered shares will be processed separately within the framework of the Share Consolidation. All new shares after the completion of the Share Consolidation shall have the same rights and benefits and shall rank pari passu in all respects, including as to entitlements to dividends and other distributions, in application of the Ratio.

(c)	No fractions of new shares: Within the framework of the Share Consolidation, the existing shares can only be consolidated, in accordance with the Ratio, into a whole number of new shares. No fractions of new shares can be issued. Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall be authorized to determine the manner and process to effect the Share Consolidation with respect to holders of existing shares of the Company who at the time of the Share Consolidation do not have a sufficient number of existing shares in order to receive a whole number of new shares in accordance with the Ratio. Within this context, the board of directors shall have the authority to determine that (i) the positions of old shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio can be aggregated for consolidation into new shares, (ii) such new shares can be sold or placed, via an exempt private placement, block trade, market sale, bookbuilding (accelerated or not) or otherwise, to or with institutional, qualified or professional investors or individuals in and outside of Belgium, and (iii) the proceeds of such sale or placement will be distributed on a pro rata basis to the holders of existing shares that do not have a sufficient number of existing shares to be converted into whole new shares in accordance with the Ratio, provided that the proceeds shall not be less than one euro cent (EUR 0.01) per existing share. If proceeds are less or cannot be distributed on a pro rata basis as aforementioned, these shall accrue to the Company. The relevant transaction costs and expenses (including commissions, fees and expenses of agents and advisors) and applicable taxes, all as applicable, will be borne by the Company. Subject to applicable provisions of company, financial and securities law, the board of directors shall also have the authority to determine that the positions of existing shares that cannot be consolidated in accordance with the Ratio into a whole number of new shares, can be acquired by the Company or one of its subsidiaries and that the proceeds of such sale will be distributed on a pro rata basis as aforementioned.

(d)	Cancellation of existing shares: Following the completion of the Share Consolidation, the existing shares of the Company shall be cancelled and will no longer remain outstanding.

(e)	Timing of the Share Consolidation: The board of directors shall be authorized to determine the effective date of the Share Consolidation, provided however, that the Share Consolidation is to be implemented within a six-month period following the date of this extraordinary general shareholders’ meeting at the latest. The board of directors shall have the authority not to proceed with the implementation of the Share Consolidation, or, in case the implementation of the Share Consolidation has already started, to suspend or cancel the completion of the Share Consolidation if the board of directors determines that the market circumstances do not allow for the completion of the Share Consolidation in circumstances deemed satisfactory to it.

(f)	Agents: One or more banks or financial institutions shall or may be appointed by the Company for the purpose of the further organization and implementation of the Share Consolidation, including (but not limited to) the consolidation of positions of existing shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio, and the sale of new shares as permitted by paragraph (c).

(g)	Adjustment of the subscription price of the Subscription Rights: At completion of the Share Consolidation, the Share Consolidation shall be effected in relation to the outstanding subscription rights of the Company in the manner as contemplated in the respective terms and conditions of these subscription rights, so that a holder of subscription rights will have to exercise subscription rights with respect to at least 10 Shares prior the Share Consolidation in order to subscribe for one Share after the Share Consolidation.

(h)	Amendment of the articles of association: At completion of the Share Consolidation, Article 5 of the Company’s articles of association shall be amended and restated to take into account the resulting number of outstanding and existing shares.

(i)	Further implementation of the Share Consolidation: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the Share Consolidation, including (without being limited to) the authority to (i) determine the practical implementation of the Share Consolidation, (ii) determine the timing and the effective date of the Share Consolidation as contemplated by paragraph (e), (iii) determine the manner and process to deal with positions of existing shares that cannot be consolidated into a whole number of new shares in accordance with the Ratio as contemplated by paragraph (c), (iv) appoint one or more banks or financial institutions for the further organization and implementation of the Share Consolidation as contemplated by paragraph (f), (v) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public, (vi) take all useful or necessary steps with Euronext, Euroclear, any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the Share Consolidation, (vii) make all changes in the relevant securities register books of the Company reflecting the Share Consolidation, and (viii) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the Share Consolidation (including the powers referred to in sub-sections (i) to (viii)), in whole or in part, to one or more members of the Company’s executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the amendment and the restatement of the articles of association as contemplated by paragraph (h) before a notary public.

3.	De-Listing from Euronext Brussels

Proposed resolution: The extraordinary general shareholders’ meeting decides to approve a de-listing of the Company’s shares from the regulated market of Euronext Brussels (the “De-Listing”), to amend the Company’s articles of association for the purpose of such De-Listing, and to grant the board of directors of the Company the authority to further implement the De-Listing, subject to the following terms and conditions:

(a)	De-Listing: The general shareholders’ meeting approves and agrees that the admission of the Company’s shares to listing and trading shall be terminated and, consequently, the Company’s shares shall no longer be able to list and trade on the regulated market of Euronext Brussels (“Euronext Brussels”), provided that the Company’s shares (or, as the case may be, American Depositary Shares or American Depositary Receipts in relation to such shares) shall be admitted to trading on the Nasdaq Capital Market (“Nasdaq”).

(b)	Effective date: The board of directors shall have the power to determine the effective date of the De-Listing subject to a prior transition period of at least three weeks prior to the effective date of the De-Listing Date (the “Transition Period”) during which the Company’s shares shall remain admitted to trading on Euronext Brussels. If and to the extent the Share Consolidation has been effected, the Transition Period shall at least be three weeks after the Share Consolidation has become effective.

(c)	Amendments to the articles of association: Upon the effective date of the De-Listing, the following provisions of the Company’s articles of association of the Company shall be amended and restated as follows (except that the amendment in paragraph (i) is effective immediately upon approval of the amendment by the extraordinary general shareholders’ meeting):

(i)	In article 9 (“Nature of the securities”), the three last paragraphs shall be amended and restated as follows:

“A share register is kept at the registered office of the company and may be split by decision of the board of directors in accordance with the provisions of the applicable law. The board of directors can appoint a third party of its choice to keep any part of the split share register. Subject to applicable provisions of companies, financial and securities laws, and unless decided otherwise by the board directors in accordance with article 43 of the articles of association, dividends and other distributions (as the case may be) by the company on shares can be made in euro (EUR) or United States dollars (USD) depending on the component of the (split) share register on which the shares are reflected.

The (split) register of registered shares and the registers of other registered securities, as the case may be, can be kept electronically. Each holder of securities can consult the (split) register with respect to his/her/its securities. The board of directors can appoint a third party of its choice to keep this (split) electronic register.

All recordings in the (split) share register and the registers of other registered securities, including transfers and conversions, can be validly made on the basis of documents or instructions submitted electronically or via any other means by the transferor, the transferee and/or the holder of the securities, as applicable.”

(ii)	The text of article 14 (“Transparency obligation”) shall be amended and restated as follows: “Each natural or legal person acquiring or transferring voting securities of the company, whether or not representing the share capital of the company, must comply with the relevant notification and information obligations that are imposed by applicable law.”

(iii)	The text of article 15 (“Voting rights”) shall be amended and restated as follows: ” Non-compliance with the relevant notification and information obligations that are imposed by applicable law in relation to the acquisition or transfer of voting securities of the company, whether or not representing the share capital of the company, may result, in accordance with applicable law, a suspension of the voting rights attached to the relevant voting securities or such other consequence as provided for by applicable law.”

(iv)	In article 32 (“Admission – Prior formalities”), the following paragraphs shall be added after the first paragraph of article 32:

“The board of directors shall have the ability to determine that the right to attend the general shareholders’ meetings and to exercise the voting right at such meetings (as the case may be) is determined by the registration of the ownership of the securities concerned in the name of the holder of such securities on the third (3rd) business day prior to the date of the relevant general shareholders’ meeting (or such other date as shall be set out in the notice convening the general shareholders’ meeting, but which cannot be earlier than the 15th calendar date before the relevant general shareholders’ meeting), at midnight at the end of such day (Brussels time) (such date and hour being the relevant registration date), by means of the registration of such securities in the relevant (portion of the split) register book for such securities, or in the accounts of a certified account holder or relevant settlement institution for the securities concerned.

The board of directors may make participation to the general shareholders’ meetings dependent on a requirement of notification by the securities holders concerned to the company, or to the person appointed for this purpose by the company, on a date to be determined by the board of directors before the date of the scheduled meeting, that such securities holder intends to attend the meeting, stating the number of securities with which such securities holder wishes to participate. The manner in which such notification must be made (as the case may be) must be set out in the notice convening the general shareholders’ meeting.”

(v)	In article 33 (“Representation of shareholders”), the second paragraph shall be amended and restated as follows: “Such proxies must be granted and submitted to the company in accordance with the applicable law and/or as set out (in accordance with the applicable law) in the convening notice, as the case may be.”

(vi)	In article 35 (“Adjournment of the meeting”), the reference in the first and second paragraph to “five (5) weeks” shall be replaced by “three (3) weeks”.

(vii)	The text of article 36 (“Decisions on matters not on the agenda - Amendments”) shall be amended and restated as follows: “The general shareholders’ meeting cannot validly deliberate or decide on the items that are not included or implicitly contained in the agenda, unless all shareholders are present or represented at the meeting and unanimously agree and if, in the case of a vote by mail, the form authorises a proxy to make such a decision. The required consent is assumed to exist, if no objection is recorded in the minutes of the meeting.”

(viii)	In article 39 (“Remote voting or participation”) the reference to “sixth calendar day” shall be replaced by “third business day”.

(ix)	The heading of article 51 shall be amended and restated as “Certain defined terms”, and the text of article 51 shall be amended and restated as follows: “Unless the context requires otherwise or unless otherwise defined in these articles of association, for the purposes of these articles of association, (a) “personnel” shall have the meaning defined in Article 1:27 of the Belgian Companies and Associations Code, and (b) “business day” shall have the meaning defined in Article 1:32 of the Belgian Companies and Associations Code.”

(d)	Further implementation of the De-Listing: Subject to applicable company, financial and securities law rules, and subject to the provisions of the foregoing paragraphs, the board of directors shall have the authority to further implement and effect the De-Listing, including (without being limited to) the authority to (i) determine the practical implementation of the De-Listing, (ii) determine the timing and the effective date of the De-Listing and the duration of the Transition Period, (iii) determine the manner and process for the shares (or, as the case may be, American Depositary Shares or American Depositary Receipts in relation to such shares) to be traded on Nasdaq, (iv) appoint one or more banks or financial institutions for the further organization and implementation of the De-Listing, (v) proceed with the recording of the amendment and the restatement of the articles of association as contemplated by paragraph (c) before a notary public, (vi) take all useful or necessary steps with Euronext, Euroclear, any other competent settlement agency, and any regulatory or listing authority in connection with the implementation of the De-Listing, and (vii) do such other things as shall be useful, appropriate or necessary in connection with the foregoing. The board of directors shall have the authority to delegate the further implementation and execution of the De-Listing (including the powers referred to in sub-sections (i) to (vii)), in whole or in part, to one or more members of the Company’s executive management or personnel. Any director, any member of the executive management, and any other persons that shall be expressly appointed for such purpose by the board of directors shall be authorized to record the amendment and the restatement of the articles of association as contemplated by paragraph (c) before a notary public

Glossary of Selected Terms

The following definitions apply throughout this Special Report unless the context requires otherwise:

“ADS”	means American Depositary Share.

“Belgian Act of 2 May 2007”	means the Belgian Act of 2 May 2007 regarding the disclosure of important participations in issuers with shares admitted to trading on a regulated market and regarding miscellaneous provisions.

“Belgian Corporate Governance Code”	means the 2020 Belgian Code on Corporate Governance Code.

“Belgian Markets for Financial Instruments Act”	means the Belgian Act of 21 November 2017 relating to the infrastructures for markets for financial instruments and regarding the transposition of Directive 2014/65/EU.

“Belgian Transparency Decree”	means the Belgian Royal Decree of 14 November 2007 regarding the obligations of issuers of financial instruments admitted to trading on a regulated market.

“Company”	means MDxHealth SA.

“De-Listing”	means the proposed de-listing of the Shares from listing and trading on the regulated market of Euronext Brussels.

“EEA”	means the European Economic Area.

“EGM”	means an extraordinary general shareholders’ meeting of the Company to be held on 3 November 2023.

“Euronext Brussels”	means the regulated market of Euronext Brussels.

“FINRA”	means the Financial Industry Regulatory Authority.

“FSMA”	means the Belgian Financial Services and Markets Authority.

“Special Report”	means the special report regarding the proposed share consolidation and de-listing of shares from the regulated market of Euronext Brussels.

“Market Abuse Regulation”	means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse.

“Market Repositioning”	means the repositioning of the Shares from the trading system used for trading the Shares on Euronext Brussels into the trading system used for trading the Shares on Nasdaq, which shall be subject to certain formalities.

“MDxHealth”	means the Company, together with its consolidated subsidiaries from time to time.

“Nasdaq”	means Nasdaq Capital Market.

“PIE”	means public-interest entity.

“SEC”	means the U.S. Securities and Exchange Commission.

“Share”	means any outstanding share of the Company, representing the Company’s share capital from time to time.

“Share Consolidation”	means the proposed consolidation of Shares by means of a 1-for-10 reverse stock split.

“Transition Period”	means the period as from the approval of the De-Listing until the last day of trading of the Company’s Shares on Euronext Brussels.

“U.S.”	means the United States.